Exhibit 1

PRESS RELEASE	March 23, 2005

Syneron to Present at Smith Barney and
Lehman Brothers Healthcare Conferences

Yokneam, Israel – March 23, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of ELOS™ combined-energy medical aesthetic devices, today announced that it will be presenting at both the Smith Barney Group 2005 Healthcare Conference in Washington, D.C. on March 31, 2005 and at the Lehman Brothers Eighth Annual Global Healthcare Conference in Miami, Florida on April 1, 2005.

Dr. Shimon Eckhouse, Chairman of the Board of Syneron, will be speaking to investors at the Smith Barney conference in Washington at 8:00 am EST on March 31. Dr. Eckhouse will also present to investors at the Lehmans Brothers conference at 10:15am EST on April 1.

Both presentations will be webcast live from the two conferences and replays of the webcasts will be archived on the Syneron website. To access the live webcasts or replays, please click on the Investor Relations link on the Syneron Medical website at www.syneron.com and follow the instructions.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, contact Moshe Mizrahy, CEO, at +972 4 909-6349, moshem@syneron-med.com, or David Schlachet, CFO at +972 4 909-6376, davids@syneron-med.com.

Syneron Medical Ltd.
Soltam Technology Park
POB 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron, the Syneron logo and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.